Investment Company Act of 1940 File No. 812-14597

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF

EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE

ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS

RULES AND FORMS

In the Matter of

MUTUAL FUND SERIES TRUST

and

EVENTIDE ASSET MANAGEMENT, LLC

Please direct all communications regarding this Application to:	with copies to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, Suite 1700 Columbus, OH 43215 (614) 469-3265 (phone) (614) 469-3361 (fax)	Jerry Szilagyi Mutual Fund Series Trust 36 North New York Avenue Huntington, NY 11743

As filed with the Securities and Exchange Commission on June 8, 2016

This Application (including Exhibits) contains 24 pages.

The exhibit index appears on page 20.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of MUTUAL FUND SERIES TRUST and EVENTIDE ASSET MANAGEMENT, LLC File No. 812-14597	AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

Mutual Fund Series Trust (the “Trust”), on behalf of the Eventide Multi-Asset Income Fund (the “Fund”), and Eventide Asset Management, LLC (the “Adviser” and together with the Trust and the Fund, the “Applicants”),[1] the investment adviser to the Fund, hereby file this amended application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Fund or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to, without obtaining shareholder approval: (i) select certain wholly-owned (as defined below) and non-affiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of the Fund and enter into investment sub-advisory agreements with the Sub-Advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for the Fund is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for the Fund, (2) a sister company of the Adviser for the Fund that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a “Wholly-Owned Sub-Adviser” and collectively, the

[1] The term “Adviser” includes (i) Eventide Asset Management, LLC and (ii) any entity controlling, controlled by, or under common control with Eventide Asset Management, LLC or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

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“Wholly-Owned Sub-Advisers”), or (3) an investment sub-adviser for the Fund that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Fund (each, a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).[2]

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Fund of the Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, a “Sub-Advised Fund”). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.[3]

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to, and oversees the Sub-Advisers, and makes recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Trustees, would on behalf of each Sub-Advised Fund, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated

[2] Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

[3] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Sub-Advised Fund, or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-Advised Fund (“Affiliated Sub-Adviser”).

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Sub-Adviser or a Wholly-Owned Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Wholly-Owned Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing sub-advisory agreement with any sub-adviser other than a Non-Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, in each case (all such changes and amendments requiring shareholder approval referred to herein as “Ineligible Sub-Adviser Changes”), except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Sub-Advised Fund would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	BACKGROUND

A.	Mutual Fund Series Trust

The Trust is organized as an Ohio Business Trust and is registered with the Commission as an open-end management investment company under the 1940 Act. Currently, the Trust offers shares of approximately 42 registered series. Each of the Trust’s series has its own investment objective, policies and restrictions and is managed by various advisers and subadvisers. A Fund may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Funds may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, the Fund or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	The Adviser

Eventide Asset Management, LLC is a Delaware limited liability company, and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Each Adviser will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves or will serve as the investment adviser to each Sub-Advised Fund pursuant to an investment advisory agreement with the Sub-Advised Fund (each, an “Investment Management Agreement” and together, the “Investment Management Agreements”). Any Sub-Adviser will either be registered under the Advisers Act or not subject to such registration.

Each Investment Management Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.

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Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, will provide continuous investment management of the assets of each Fund. As the investment adviser to each Fund, the Adviser will have responsibility for determining the securities and other instruments to be purchased, sold, or entered into by each Fund and will place orders with brokers or dealers selected by the Adviser. The Adviser will also have responsibility for determining what portion of each Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser will periodically review the Fund’s investment objective, policies, and strategies and, based on the need of a particular Fund, may recommend changes to the investment objective, policies, and strategies of the Fund for consideration by the Board.

Each Investment Management Agreement provides or will provide that the Adviser may, subject to the approval of the Board,[4] including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Sub-Advised Fund, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers and determining the portion of that Sub-Advised Fund’s assets to be managed by any given Sub-Adviser, and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select, and recommend Sub-Advisers to manage the assets (or portion thereof) of a Sub-Advised Fund, oversee, monitor, and review the Sub-Advisers and their performance and their compliance with the Sub-Advised Fund’s investment objective, strategies, policies, and restrictions. If the name of any Sub-Advised Fund contains the name of a sub-adviser, then the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of that sub-adviser.

For its services to each Fund under the applicable Investment Management Agreement, the Adviser will receive an investment management fee from the Fund. A Sub-Adviser will receive an investment management fee from the Adviser.[5] The fee paid to a Sub-Adviser is or will be the result of negotiations between the Adviser and the Sub-Adviser and has been or will be approved by the Board, including a majority of the Independent Trustees.

C. The Sub-Advisers

[4] The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund

[5] A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser, subject to the limitations of condition 14 below.

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Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Sub-Advised Fund.[6]

The Sub-Advisers are or will be “investment advisers” to the Sub-Advised Fund within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Sub-Advised Fund subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are or will be registered with the Commission as investment advisers under the Advisers Act or are not subject to such registration. The Adviser has selected or will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more Sub-Advised Fund. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers, and the Sub-Advisers would have management oversight of that portion of the Sub-Advised Fund allocated to each of them. The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser has also negotiated or will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold, or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and will place orders with brokers or dealers that they select, or direct the Adviser to place such orders. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and will assist the Adviser to maintain the Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Sub-Advised Fund’s investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Fund.

Any Sub-Advisory Agreements in effect at the time the Sub-Advised Fund commences its public offerings of securities have been or will have been approved by the Board, including a majority of the Independent Trustees and the initial shareholder of the applicable Sub-Advised Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement sets forth or will set forth the duties of the Sub-Advisers and precisely describes or will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Fund and provides or will provide that: (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty by the Adviser, the Board, or by the shareholders of the

[6] The Adviser has engaged Boyd Watterson Asset Management, LLC as Subadviser to the Fund. The Adviser anticipates engaging other Subadvisers in the future. It is expected that the number of Subadvisers employed by the Funds could change over time.

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applicable Sub-Advised Fund, in each case on not more than sixty (60) days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties, and independent counsel. The Board will consist of a majority of Independent Trustees. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Sub-Advised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.[7] Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Fund.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS AND DISCUSSION

A.	Shareholder Vote

[7] A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser, subject to the limitations of condition 14 below.

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1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Fund. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.[8] In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.[9]

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company. As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire, and terminate Wholly-Owned Sub-Advisers. Certain Wholly-Owned Sub-Advisers may run their own day-to-

[8] See Section 15(a)(3) of the 1940 Act.

[9] See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines assignment as any direct or indirect transfer or hypothecation of a contract.

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day operations and have their own investment personnel. Therefore, in certain instances, appointing certain Wholly-Owned Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

2.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Sub-Advised Fund, or may operate the Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.[10] Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.[11] The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the

[10] See Section 1(b)(6) of the 1940 Act.

[11] Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d. Sess. 253(1940) (statement of David Schenker).

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selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Sub-Advised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select, and supervise the Sub-Advisers.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives, policies, and restrictions and have no broad supervisory, management, or administrative responsibilities with respect to a Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Sub-Advised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and the Sub-Advised Fund’s total investment performance.

In evaluating the services that a Sub-Adviser will provide to a Sub-Advised Fund, the Adviser will consider certain information, including, but not limited to, the following:

1.	the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies, and restrictions of the Sub-Advised Fund;

2.	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Sub-Advised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

3.	reports setting forth the financial condition and stability of the Sub-Adviser; and

4.	reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) together with the Board, conduct an interview with representatives of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Fund. Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall

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arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2) comparisons of the proposed fees to be paid by each applicable Sub-Advised Fund with fees charged by the Sub-Adviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Sub-Advised Fund with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of each applicable Sub-Advised Fund and comparisons with other mutual funds of comparable size.

(b)	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that to the extent the Adviser has an economic incentive in selecting a Sub-Adviser, it would not be able to act to the detriment of the shareholders of the Sub-Advised Fund because of the conditions set forth in this Application. Applicants assert that conditions 6, 10, and 11 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Trustees. For any Sub-Advised Fund that uses a sub-adviser that is an “affiliated person” (as such term is defined in the 1940 Act) of the Adviser, including, but not limited to, Wholly-Owned Sub-Advisers, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Fund is in the best interests of the Sub-Advised Fund and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Independent Trustees who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire a Wholly-Owned Sub-Adviser for a Sub-Advised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Trustees, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Fund would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Trustees.

(c)	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Adviser on behalf of a Sub-Advised Fund, the shareholders of the Sub-Advised Fund may be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund may be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Sub-Advised Fund may be required to approve retaining the existing Sub-Adviser. In all of these instances, the need for shareholder approval would require the Sub-Advised Fund to call and hold a shareholder meeting, create and

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distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive, and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has Sub-Advisers are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring, and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Sub-Advised Fund are paying the Adviser—the selection, supervision, and evaluation of the Sub-Advisers—without incurring unnecessary delays or expenses is appropriate in the interest of the Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently.

Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders. Moreover, without the requested relief, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

(d)	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Fund will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Sub-Advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Sub-Advisers are hired, the Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[12] and (b) the Sub-Advised Fund will make the

[12] A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Fund.

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Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Sub-Advised Fund will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Sub-Advised Fund that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

B.	Fee Disclosure

1.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any

13

affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Fund’s financial statements to disclose information concerning fees paid to Sub-Advisers. An exemption is requested to permit the Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b), and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit each Sub-Advised Fund to disclose (as a dollar amount and a percentage of a Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b), and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Fund’s net assets.

As noted above, the Adviser may operate a Sub-Advised Fund in a manner different from a traditional investment company. By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring, and recommending Sub-Advisers and allocating assets of the Sub-Advised Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Fund. The Adviser may compensate the Sub-Advisers or the Sub-Advised Fund may compensate the Sub-Advisers directly, subject to the limitations of condition 14. Disclosure of the individual fees that the Adviser or the Sub-Advised Fund would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate, and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies

14

these objectives because the Aggregate Fee Disclosure will allow shareholders to know what the Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Fund to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.[13]

The requested relief would benefit shareholders of the Sub-Advised Fund because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

C.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., MassMutual Premier Funds, et al., Investment Company Act Rel. Nos. 31982 (February 3, 2016) (notice) and 32013 (February 29, 2016) (order); Investment Managers Series Trust, et al., Investment Company Act Rel. Nos. 31954 (January 11, 2016) (notice) and 31989 (February 8, 2016) (order); ETF Series Solutions and AlphaClone, Inc., Investment Company Act Rel. Nos. 31906 (November 19, 2015) (notice) and 31938 (December 15, 2015) (order).

[13] The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

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V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:[14]

(1)	Before a Sub-Advised Fund may rely on the order requested in the Application, the operation of the Sub-Advised Fund in the manner described in this Application, including the hiring of Wholly-Owned Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a new Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Sub-Advised Fund’s shares to the public.

(2)	The prospectus for each Sub-Advised Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement. The prospectus for a Sub-Advised Fund will include the disclosure required by this condition 2 at all times subsequent to the approval required by condition 1 above.

(3)	The Adviser will provide general management services to a Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets. Subject to review and approval of the Board, the Adviser will: (a) set a Sub-Advised Fund’s overall investment strategies; (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Sub-Advised Fund’s assets; and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Sub-Advised Fund’s investment objectives, policies, and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Sub-Advised Fund’s assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

(4)	A Sub-Advised Fund will not make any Ineligible Sub-Adviser Changes without the approval of the shareholders of the applicable Sub-Advised Fund.

(5)	Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

(6)	At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

[14] Applicants will only comply with conditions 7, 8, 9, and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

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(7)	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

(8)	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

(9)	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

(10)	Whenever a sub-adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser or a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Sub-Advised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser or Wholly-Owned Sub-Adviser derives an inappropriate advantage.

(11)	No director, trustee or officer of a Sub-Advised Fund, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser except for: (a) ownership of interests in the Adviser or any entity, other than a Wholly-Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

(12)	Each Sub-Advised Fund will disclose the Aggregate Fee Disclosure in its registration statement.

(13)	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

(14)	Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Fund’s existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

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Mutual Fund Series Trust

17605 Wright Street

Omaha, Nebraska 68130

Eventide Asset Management, LLC

One International Place, 35th Floor

Boston, Massachusetts 02110

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, OH 43215

with copies to:

Jerry Szilagyi

Mutual Fund Series Trust

36 North New York Avenue

Huntington, NY 11743

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto. Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

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The Applicants have caused this Application to be duly signed on their behalf on the dates indicated below:

MUTUAL FUND SERIES TRUST

By:	/s/Jerry Szilagyi
Name:	Jerry Szilagyi
Title: Date:	President June 7, 2016

EVENTIDE ASSET MANAGEMENT, LLC

By:	/s/Robin C. John
Name:	Robin C. John
Title: Date:	CEO June 7, 2016

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EXHIBIT INDEX

Exhibit A-1. Authorizations/Certificate of Mutual Fund Series Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2. Authorizations/Certificate of Eventide Asset Management, LLC Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1. Verification of Mutual Fund Series Trust Required Pursuant to Rule 0-2(d)

Exhibit B-2. Verification of Eventide Asset Management, LLC Required Pursuant to Rule 0-2(d)

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EXHIBIT A-1

CERTIFICATE
OF
MUTUAL FUND SERIES TRUST

I, Jennifer Bailey, do certify:

(1) that I am the Secretary of Mutual Fund Series Trust (the “Trust”);

(2)	that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on August 13, 2015; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Trust are authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the Securities and Exchange Commission (“SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the 1940 Act, as Amended, and Rule 18f-2 thereunder; and

FURTHER RESOLVED, that the officers are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the Board of Trustees ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the 1940 Act, and Rule 18f-2 under the 1940 Act, is the genuine signature of Jerry Szilagyi, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of December, 2015.

                                                                                    /s/Jennifer Bailey

Jennifer Bailey

Secretary

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EXHIBIT A-2

CERTIFICATE
OF
Eventide Asset Management, LLC

I, Robin C. John, do certify:

(1) That I am an Officer of Eventide Asset Management, LLC (“Eventide”);

(2) that the following is a true and complete copy of resolutions duly adopted by the Managing Partners of Eventide by a written consent on November 13, 2015; and

(3) that said resolutions remain in full force and effect on the date hereof, and that I am fully authorized to so certify:

RESOLVED, that each partner, manager, officer and authorized person of Eventide is authorized to prepare, execute and file, on behalf of Eventide, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendments or supplements thereto, which order shall exempt (i) Eventide, (ii) Mutual Fund Series Trust, on behalf of the Eventide Multi-Asset Income Fund (the “Eventide Fund”), and (iii) other series of Mutual Fund Series Trust managed by Eventide and other investment companies managed by Eventide (together with the Eventide Fund, the “Funds”) from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder so as to permit Eventide to enter into and materially amend subadvisory agreements without approval of a Fund’s shareholders, with such changes thereto as the officer executing the Application, with the advice of such investment company’s counsel, determines to be necessary, desirable or appropriate; and

FURTHER RESOLVED, that each partner, manager, officer and authorized person of Eventide is authorized and directed to take such additional actions and to execute and deliver on behalf of such investment companies such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such person’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

/s/Robin John

Robin C. John

Chief Executive Officer

December 15, 2015

22

EXHIBIT B-1

VERIFICATION

OF

MUTUAL FUND SERIES TRUST

State of New York	)
	)	SS:
City of Huntington	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Mutual Fund Series Trust (the “Trust”); that he is President of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Jerry Szilagyi

Jerry Szilagyi

President

Subscribed and sworn to before me, Jennifer Bailey, a Notary Public, this 7th day of June 2016.

/s/Jennifer Bailey

Notary Public

My Commission expires: 3/28/2020

[NOTARIAL SEAL]

JENNIFER BAILEY

Notary Public – State of New York

Notary ID 02BA6339136

Qualified in Suffolk County

My Commission Expires March 28, 2020

23

EXHIBIT B-2

VERIFICATION

OF

Eventide Asset Management, LLC

State of Texas	)
	)	SS:
City of Dallas	)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Eventide Asset Management, LLC (the “Advisor”); that he is Chief Executive Officer of the Advisor; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken. Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Robin John

Robin C. John

CEO

Subscribed and sworn to before me, Dustin Guess, a Notary Public, this 7th day of June 2016.

/s/Dustin Guess

Notary Public

[NOTARIAL SEAL]

DUSTIN GUESS

Notary Public

State of Texas

Notary ID 12968792-6

01/21/2018